AINA LE’A, INC.
69-201 Waikoloa Beach Drive, #2617
Waikoloa, Hawaii 96738
(808) 896-2808

May __, 2015

VIA EDGAR

Erin E. Martin, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Aina Le’a, Inc.
Registration Statement on Form S-1 Filed May 7, 2015
File No. 333-201722

Dear Ms. Martin:

Aina Le’a, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to ______ p.m., Eastern Time, on Monday, May 11, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AINA LE’A, INC.

By:	/s/ Robert J. Wessels
Robert J. Wessels, Chief Executive Officer